Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine
	Months Ended
	September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
	(Dollars in thousands, except ratios)
Income before income taxes and cumulative effect of change in accounting principle, but after noncontrolling interests	368,264	603,305	382,207	326,060	1,089,309	985,916
Add:
Portion of rents representative of the interest factor	7,484	9,979	9,356	7,934	7,146	6,449
Interest expense	84,317	106,969	87,989	84,623	88,996	92,522

Income as adjusted	460,065	720,253	479,552	418,617	1,185,451	1,084,887

Fixed charges:
Interest expense	84,317	106,969	87,989	84,623	88,996	92,522
Portion of rents representative of the interest factor	7,484	9,979	9,356	7,934	7,146	6,449

Total	91,801	116,948	97,345	92,557	96,142	98,971

Ratio of Earnings to Fixed Charges	5.0	6.2	4.9	4.5	12.3	11.0